Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three and nine months ended September 30, 2012

HUDBAY MINERALS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited and in thousands of Canadian dollars)

		Sep. 30,	Dec. 31,
	Note	2012	2011
Assets
Current assets
Cash and cash equivalents		$1,498,981	$899,077
Trade and other receivables	8	61,366	40,309
Inventories	9	85,771	77,150
Prepaid expenses and other current assets		10,581	13,964
Other financial assets	10	2,453	3,112
Taxes receivable	18d	63,360	4,352
Assets held for sale	5	5,397	—
		1,727,909	1,037,964
Prepaid expenses		1,225	1,227
Inventories	9	5,429	5,721
Receivables	8	23,595	5,212
Other financial assets	10	87,075	102,193
Intangible assets		12,554	11,872
Property, plant and equipment	12	1,510,307	1,203,045
Goodwill		65,978	68,246
Deferred tax assets	18b	14,895	13,340
		$3,448,967	$2,448,820

Liabilities
Current liabilities
Trade and other payables		$153,545	$163,187
Taxes payable	18d	—	17,413
Other liabilities	13	28,730	14,500
Other financial liabilities	14	22,424	1,159
Deferred revenue	16	81,425	—
Liabilities associated with assets held for sale	5	21,139	—
		307,263	196,259

Long-term debt	15	475,562	—
Other financial liabilities	14	21,953	—
Deferred revenue	16	410,175	—
Provisions	17	137,924	147,304
Other employee benefits		107,918	100,236
Deferred tax liabilities	18b	237,549	189,663
		1,698,344	633,462
Equity
Share capital	19b	1,020,375	1,020,126
Reserves		53,272	55,097
Retained earnings		677,413	737,940
Equity attributable to owners of the Company		1,751,060	1,813,163
Non-controlling interests	22	(437)	2,195
		1,750,623	1,815,358
		$3,448,967	$2,448,820

Commitments and contingencies (note 24)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited and in thousands of Canadian dollars)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2012	2011	2012	2011
Cash generated from (used in) operating activities:
Loss for the period		$(6,138)	$(41,083)	$(28,608)	$(197,874)
Loss from discontinued operations (net of taxes)		—	(25,031)	—	(238,784)
(Loss) profit from continuing operations		(6,138)	(16,052)	(28,608)	40,910
Tax expense		11,098	53,525	57,422	98,302
Items not affecting cash:
Depreciation and amortization	7b	15,240	27,271	55,749	79,030
Share-based payment expense	7c	2,626	(697)	3,666	1,871
Net finance costs		3,388	(116)	7,763	(688)
Change in fair value of derivatives		(3,228)	5,626	(1,352)	5,864
Change in taxes receivable/payable		2,553	9,046	56,683	35,704
Items reclassified from other comprehensive income	21	3,017	2,376	35,290	2,485
Impairment and mark-to-market losses	7e	(146)	2,067	4,274	2,967
Gain on dispositions		590	(36)	514	(2,463)
Other		847	1,364	4,275	(5,360)
Operating cash flows of discontinued operations		—	(2,058)	—	(2,126)
Taxes paid		(8,360)	(17,886)	(62,489)	(88,377)
Operating cash flows before stream deposit and change in non-cash working capital		21,487	64,430	133,187	168,119
Precious metals stream deposit	16	491,600	—	491,600	—
Change in non-cash working capital	25	(12,243)	14,030	(107,704)	(15,003)
		500,844	78,460	517,083	153,116
Cash generated from (used in) investing activities:
Interest received		1,071	—	4,548	4,464
Proceeds on disposition of assets		—	136,896	—	139,802
Acquisition of property, plant and equipment		(153,650)	(68,385)	(328,283)	(158,106)
Acquisition of intangible assets		(251)	(860)	(1,446)	(4,781)
Acquisition of investments		—	(8,650)	(5,096)	(40,455)
Acquisition of subsidiary, net of cash acquired		—	—	—	(94,855)
Release of (additions to) restricted cash		—	(170)	—	135
Sale of short-term investments		—	—	—	20,112
Acquisition of non-controlling interests		—	(2,320)	—	(11,476)
Investing cash flows of discontinued operations		—	—	—	(7,163)
Peruvian sales tax paid on capital expenditures		(9,210)	—	(18,489)	—
		(162,040)	56,511	(348,766)	(152,323)
Cash generated from (used in) financing activities:
Long-term debt borrowing net of transaction costs	15	475,562	—	475,562	—
Share issue costs		—	—	—	(237)
Proceeds from exercise of stock options		52	83	170	145
Financing costs		(3,518)	—	(6,834)	—
Dividends paid	19b	(17,197)	(17,194)	(34,392)	(34,346)
		454,899	(17,111)	434,506	(34,438)
Effect of movement in exchange rates on cash and cash equivalents		(4,783)	5,519	(2,919)	3,041
Net increase (decrease) in cash and cash equivalents		788,920	123,379	599,904	(30,604)
Cash and cash equivalents, beginning of period		710,061	747,710	899,077	901,693
Cash and cash equivalents, end of period		$1,498,981	$871,089	$1,498,981	$871,089

For supplemental information, see note 25.

HUDBAY MINERALS INC.

Condensed Consolidated Interim Income Statements

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2012	2011	2012	2011
Revenue	7a	$144,659	$212,335	$521,555	$636,503

Cost of sales
Mine operating costs		81,657	120,790	310,290	341,725
Depreciation and amortization	7b	15,032	27,166	55,145	78,624
Impairment loss		—	5,878	—	5,878
		96,689	153,834	365,435	426,227

Gross profit		47,970	58,501	156,120	210,276

Selling and administrative expenses		9,847	7,597	27,904	29,776
Exploration and evaluation		9,180	14,054	32,618	36,580
Other operating income	7d	(302)	(463)	(823)	(3,014)
Other operating expenses	7d	3,849	3,490	8,290	8,333

Results from operating activities		25,396	33,823	88,131	138,601

Finance income	7e	(1,111)	(1,866)	(4,977)	(5,990)
Finance expenses	7e	4,499	1,836	12,740	5,302
Other finance losses (gains)	7e	17,048	(3,620)	51,554	77
Net finance expense (income)		20,436	(3,650)	59,317	(611)
Profit before tax		4,960	37,473	28,814	139,212
Tax expense	18a	11,098	53,525	57,422	98,302

(Loss) profit from continuing operations		(6,138)	(16,052)	(28,608)	40,910
Loss from discontinued operations (net of taxes)	6	—	(25,031)	—	(238,784)
Loss for the period		(6,138)	(41,083)	(28,608)	(197,874)
Attributable to:
Owners of the Company		(5,655)	(39,505)	(26,135)	(189,628)
Non-controlling interests		(483)	(1,578)	(2,473)	(8,246)

Loss for the period		$(6,138)	$(41,083)	$(28,608)	$(197,874)

(Loss) earnings per share - basic and diluted (note 20)
Continuing operations		$(0.03)	$(0.08)	$(0.15)	$0.27
Discontinued operations		—	(0.15)	—	(1.41)
Basic and diluted		$(0.03)	$(0.23)	$(0.15)	$(1.14)

Weighted average number of common shares outstanding (note 20):
Basic		171,965,924	171,905,912	171,955,741	166,490,423
Diluted		171,965,924	171,905,912	171,955,741	166,490,423

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Loss for the period	$(6,138)	$(41,083)	$(28,608)	$(197,874)

Other comprehensive income (loss): (note 21)
Recognized directly in equity:
Net exchange (loss) gain on translation of foreign operations	(21,651)	45,728	(20,364)	31,349
Effective portion of change in fair value of cash flow hedges	52	3,601	(544)	6,041
Change in fair value of available-for-sale financial assets	20,397	(34,126)	(17,513)	(46,205)
Tax effect	(14)	3,232	146	4,054
	(1,216)	18,435	(38,275)	(4,761)
Transferred to income statement:
Net exchange loss on translation of foreign operations	—	20,416	—	20,416
Change in fair value of cash flow hedges	(664)	(170)	(1,947)	(231)
Impairment of available-for-sale financial assets	3,681	2,546	37,237	2,716
Tax effect	207	(301)	528	(336)
	3,224	22,491	35,818	22,565
Other comprehensive income (loss) net of tax, for the period	2,008	40,926	(2,457)	17,804
Total comprehensive loss for the period	$(4,130)	$(157)	$(31,065)	$(180,070)

Attributable to:
Owners of the Company	(3,483)	1,213	(28,433)	(172,076)
Non-controlling interests	(647)	(1,370)	(2,632)	(7,994)

Total comprehensive loss for the period	$(4,130)	$(157)	$(31,065)	$(180,070)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interests	Total equity
Balance, January 1, 2011	$642,161	$23,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819
Total comprehensive (loss) income for the period:
Loss	—	—	—	—	—	(189,629)	(189,629)	(8,245)	(197,874)
Other comprehensive income (loss) (note 21)	—	—	51,513	(38,034)	4,073	—	17,552	252	17,804
Total comprehensive income (loss)	—	—	51,513	(38,034)	4,073	(189,629)	(172,077)	(7,993)	(180,070)
Contributions by and distributions to owners
Shares issued on acquisition	345,119	—	—	—	—	—	345,119	—	345,119
Share issue costs	(239)	—	—	—	—	—	(239)	—	(239)
Share-based payment expense	—	1,700	—	—	—	—	1,700	—	1,700
Stock options exercised	216	(63)	—	—	—	—	153	—	153
Dividends	—	—	—	—	—	(34,346)	(34,346)	—	(34,346)
Total contributions by and distributions to owners	345,096	1,637	—	—	—	(34,346)	312,387	—	312,387
Change in ownership interests in subsidiaries that do not result in a loss of control	32,869	—	—	—	—	(5,283)	27,586	2,362	29,948
Balance, September 30, 2011	1,020,126	25,492	36,769	5,531	2,169	702,206	1,792,293	3,791	1,796,084
Total comprehensive income (loss) for the period:
Income (loss)	—	—	—	—	—	35,734	35,734	(1,448)	34,286
Other comprehensive (loss) income	—	—	(15,408)	630	(351)	—	(15,129)	(148)	(15,277)
Total comprehensive income (loss)	—	—	(15,408)	630	(351)	35,734	20,605	(1,596)	19,009
Contributions by and distributions to owners
Share-based payment expense	—	265	—	—	—	—	265	—	265
Total contributions by and distributions to owners	—	265	—	—	—	—	265	—	265
Balance, December 31, 2011	$1,020,126	$25,757	$21,361	$6,161	$1,818	$737,940	$1,813,163	$2,195	$1,815,358

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interests	Total equity
Balance, January 1, 2012	$1,020,126	$25,757	$21,361	$6,161	$1,818	$737,940	$1,813,163	$2,195	$1,815,358
Total comprehensive income (loss) for the period:
Loss	—	—	—	—	—	(26,135)	(26,135)	(2,473)	(28,608)
Other comprehensive income (loss) (note 21)	—	—	(20,205)	19,724	(1,817)	—	(2,298)	(159)	(2,457)
Total comprehensive income (loss)	—	—	(20,205)	19,724	(1,817)	(26,135)	(28,433)	(2,632)	(31,065)
Contributions by and distributions to owners
Share-based payment expense	—	552	—	—	—	—	552	—	552
Stock options exercised	249	(79)	—	—	—	—	170	—	170
Dividends	—	—	—	—	—	(34,392)	(34,392)	—	(34,392)
Total contributions by and distributions to owners	249	473	—	—	—	(34,392)	(33,670)	—	(33,670)
Balance, September 30, 2012	$1,020,375	$26,230	$1,156	$25,885	$1	$677,413	$1,751,060	$(437)	$1,750,623

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

1.                   Reporting entity

HudBay Minerals Inc. (the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2012 represent the financial position and results of operations of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing and Sales Inc. (“HMS”), HudBay Peru Inc. (“Hudbay Peru”), HudBay Peru S.A.C. and HudBay (BVI) Inc.

Hudbay is an integrated mining company with shares listed under the symbol “HBM” on the Toronto and New York stock exchanges. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal, and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper mine under construction in Peru. The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.                   Basis of preparation

(a)              Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Board of Directors approved these condensed consolidated interim financial statements on November 1, 2012.

(b)              Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

(c)               Use of judgment:

The preparation of the condensed consolidated interim financial statements in conformity with IAS 34 requires the Group to make judgments, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period.

Significant areas requiring management judgment include acquisition method accounting; taxes; in-process inventory quantities, inventory cost allocations and inventory valuation; property, plant and equipment, including cost allocations for mine development, mining properties expenditures capitalized, determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment, and componentization; assessment of impairment, including determination of cash-generating units and assessing for indications of impairment; determining whether assets meet criteria for classification as held for sale; determining the accounting classification of the precious metals stream deposit; recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment; and determination of functional currency.

(d)              Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IAS 34 requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Significant areas requiring management to make estimates and assumptions include estimating mineral reserves and resources; acquisition method accounting; estimates of fair value of financial instruments; taxes; in-process inventory quantities, inventory cost allocations and inventory valuation; property, plant and equipment, including units-of-production depreciation, estimated useful lives and residual values of property, plant and equipment and finite life intangible assets; assessment of impairment, including the determination of recoverable amount; determination of deferred revenue per unit related to the precious metals stream transaction and determination of current portion of deferred revenue; pensions and other employee benefits; decommissioning, restoration and similar liabilities; contingent liabilities; capital commitments; and assaying used to determine revenue.

(e)               Correction of immaterial error:

In the course of preparing these consolidated interim financial statements, the Group identified an immaterial error in the consolidated interim statements of comprehensive income for the three and nine months ended September 30, 2011. The comprehensive income attributable to non-controlling interests was previously disclosed as income of $7,994 rather than as a loss of $7,994. As a result, the comprehensive loss attributable to the owners of the Company was overstated by $15,988. The figures were correct as presented in the statements of changes in equity, and the total comprehensive income was correctly disclosed as $180,070. The Group has corrected the error in the current period consolidated interim statements of comprehensive income.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

3.                   Significant accounting policies

Except as described below, these condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2011.

As required by the IASB, effective January 1, 2012 the Group adopted the following amendments to IFRS:

Amendments to IAS 12 Deferred Tax: Recovery of Underlying Assets

This amendment introduces an exception to the current measurement principles of deferred tax assets and liabilities arising from investment property measured using the fair value model in accordance with IAS 40 Investment Property. The exception also applies to investment properties acquired in a business combination accounted for in accordance with IFRS 3, Business Combinations assuming the acquirer subsequently measures these assets applying the fair value model. The Group’s adoption of these amendments had no material effect on its consolidated financial statements.

Amendments to IFRS 7 Disclosures — Transfers of Financial Assets

This amendment requires disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. The Group’s adoption of this amendment had no material effect on its consolidated financial statements.

4.                   New standards and interpretations not yet adopted

•                       IFRS 9 Financial Instruments - this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The Group intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The Group has not yet determined the effect of adoption of IFRS 9 (2010) on its consolidated financial statements.

•                       IFRS 10 Consolidated Financial Statements - this standard replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. IAS 27 (2011) Separate Financial Statements carries forward the existing accounting requirements for separate financial statements and provides a single model to be applied in the control analysis for all investees. The Group intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the adoption of IFRS 10 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

•                       IFRS 11 Joint Arrangements - this standard replaces the guidance in IAS 31 Interests in Joint Ventures and classifies joint arrangements as either joint operations or joint ventures based on an entity’s rights and obligations. The Group intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the adoption of IFRS 11 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

•                       IFRS 12 Disclosure of Interests in Other Entities - this standard contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e., joint operations or joint ventures), associates and/or unconsolidated structured entities. The Group intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. The Group will provide additional disclosures as required and does not otherwise expect the adoption of IFRS 12 to have a material effect on its consolidated financial statements.

•                       IFRS 13 Fair Value Measurement - this standard replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. The Group intends to adopt IFRS 13 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of IFRS 13 on its consolidated financial statements.

•                       Amendments to IAS 28 Investments in Associates and Joint Ventures - these amendments carry forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. The Group intends to adopt IAS 28 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the amendments to have a material effect on its consolidated financial statements based on the current facts and circumstances.

•                       Amendments to IAS 32 Offsetting Financial Assets and Liabilities - this amendment clarifies certain aspects of offsetting and net and gross settlement. The Group intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning on January 1, 2014. The Group has not yet determined the effect of adoption of IAS 32 on its consolidated financial statements.

•                       Amendments to IFRS 7 Financial Instruments: Disclosures - this amendment contains new disclosure requirements related to offsetting of financial assets and liabilities. The Group intends to adopt the amendments to IFRS 7 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of IFRS 7 on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

•                       Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income - these amendments require separate presentation of the items of OCI that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The Group intends to adopt IAS 1 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

•                       IAS 19 Employee Benefits - this amended version of the standard revises certain aspects of the accounting for pension plans and other benefits. The Group intends to adopt IAS 19 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

•                       IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - this interpretation provides guidance on the accounting for waste removal costs that are incurred in surface mining activity during the production phase of a mine. The Group intends to adopt IFRIC 20 in its financial statements for the annual period beginning on January 1, 2013. IFRIC 20 does not currently impact the consolidated financial statements as the Group does not have any surface mines in the production phase.

5.                   Assets held for sale

Balmat

At June 30, 2012, the Group was in advanced discussions with a third party regarding a sale of Balmat, its mine and metallurgical complex in New York, and concluded it met criteria for classification as an asset held for sale at that time. There has been no change in the classification as at September 30, 2012. As at September 30, 2012, the fair value less costs to sell exceeded Hudbay’s carrying value of the Balmat net assets prior to classification as an asset held for sale. The Group determined the fair value less costs to sell based on an offer received from a third party. Balmat is reported within the Other operating segment.

As at September 30, 2012, the major classes of assets and liabilities of Balmat were as follows:

Assets
Current assets	$394
Non-current inventory	777
Restricted cash	1,636
Property, plant and equipment	2,590
Assets held for sale	$5,397

Liabilities
Trade and other payables	$(148)
Provisions - decommissioning and restoration liabilities	(20,991)
Liabilities associated with assets held for sale	$(21,139)
Net assets (liabilities) held for sale	$(15,742)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

6.                   Discontinued operations

On September 9, 2011, Hudbay sold its interest in the Fenix ferro-nickel project in Guatemala to the Solway Group. Hudbay acquired the Fenix project in August 2008, through an acquisition of all of the issued and outstanding common shares of HMI Nickel Inc. (formerly Skye Resources Inc.). Pursuant to the terms of the agreement with the Solway Group, Hudbay received US$140 million in cash at. The Group has presented the results of the Fenix project as discontinued operations for the comparative period. At September 30, 2012, none of the additional consideration had been received.

The following summarizes results from discontinued operations:

	Three months ended	Nine months ended
	September 30	September 30
	2011	2011
Expenses	$(2,554)	$(3,636)
Tax benefit	—	68
	(2,554)	(3,568)
Loss on remeasurement to fair value less costs to sell	(2,061)	(214,800)
Foreign exchange losses transferred from the foreign currency reserve (note 21)	(20,416)	(20,416)
Loss from discontinued operations	$(25,031)	$(238,784)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

7.                   Revenue and expenses

(a)               Revenue

The Group’s revenue by significant product types:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Copper	$73,908	$122,742	$263,638	$337,805
Zinc	54,022	35,114	159,881	117,216
Gold	16,303	37,511	95,700	96,241
Silver	2,738	5,937	14,669	18,893
Zinc oxide	—	18,428	—	68,893
Other	1,661	2,190	4,847	22,697
	148,632	221,922	538,735	661,745
Less: treatment and refining charges	(3,973)	(9,587)	(17,180)	(25,242)
	$144,659	$212,335	$521,555	$636,503

A portion of the Group’s revenue from sales of zinc is hedged and designated as cash flow hedges related to foreign exchange and zinc price risk. For the three and nine months ended September 30, 2012, revenues from zinc sales included gains from the hedging reserve of $664 and $1,947, respectively (three and nine months ended September 30, 2011 — gains of $170 and $231, respectively) (notes 21 and 23b).

(b)               Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Total depreciation and amortization presented in:
Cost of sales	$15,032	$27,166	$55,145	$78,624
Selling and administrative expenses	208	105	604	406
	$15,240	$27,271	$55,749	$79,030

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

(c)               Share-based payment expense

				Total
	Equity-settled			share-based
	Stock	Cash-settled		payment
	Options	RSUs	DSUs	expense
Three months ended September 30, 2012
Share-based payment expense presented in:
Cost of sales	$—	$621	$—	$621
Selling and administrative expenses	30	1,055	876	1,961
Other operating expenses	—	44	—	44
	$30	$1,720	$876	$2,626
Nine months ended September 30, 2012
Share-based payment expense presented in:
Cost of sales	$—	$872	$—	$872
Selling and administrative expenses	552	1,448	703	2,703
Other operating expenses	—	91	—	91
	$552	$2,411	$703	$3,666
Three months ended September 30, 2011
Share-based payment expense presented in:
Cost of sales	$7	$(98)	$—	$(91)
Selling and administrative expenses	313	(119)	(791)	(597)
Other operating expenses	—	(3)	—	(3)
Exploration and evaluation	—	(6)	—	(6)
	$320	$(226)	$(791)	$(697)
Nine months ended September 30, 2011
Share-based payment expense presented in:
Cost of sales	$32	$215	$—	$247
Selling and administrative expenses	1,668	970	(1,022)	1,616
Other operating expenses	—	2	—	2
Exploration and evaluation	—	6	—	6
	$1,700	$1,193	$(1,022)	$1,871

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

(d)               Other operating income and expenses

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Other operating income
Net gain on sale of property, plant and equipment	$(1)	$(36)	$(158)	$(464)
Gain on sale of White Pine Copper Refinery	—	—	—	(1,999)
Other income	(301)	(427)	(665)	(551)
	(302)	(463)	(823)	(3,014)
Other operating expenses
Cost of non-producing properties	3,849	3,490	8,290	8,333
	$3,849	$3,490	$8,290	$8,333

In June 2011, the Group disposed of its shares in the White Pine Copper Refinery for proceeds of $2,906 and recognized a gain on sale of $1,999.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

(e)               Finance income and expenses

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Finance income
Interest income	$(1,111)	$(1,813)	$(4,977)	$(5,926)
Other finance income	—	(53)	—	(64)
	(1,111)	(1,866)	(4,977)	(5,990)
Finance expenses
Interest expense (note 15)	2,175	—	2,175	—
Unwinding of accretion on financial liabilities (note 14)	786	—	1,702	—
Unwinding of discounts on provisions	737	842	2,293	2,563
Other finance expenses	3,762	994	10,447	2,739
	7,460	1,836	16,617	5,302
Less: interest capitalized (notes 14, 15)	(2,961)	—	(3,877)	—
	4,499	1,836	12,740	5,302

Other finance losses (gains)
Net foreign exchange losses (gains)	13,513	(7,934)	10,057	(4,216)
Ineffective gains on cash flow hedges	—	(299)	(14)	(509)
Change in fair value of financial assets and liabilities at fair value through profit or loss:
Classified as held-for-trading	(146)	2,067	1,578	2,967
Remeasurement to fair value of existing interest in Hudbay Peru Recognized in the income statement	—	—	—	(881)
Reclassified from equity	—	—	—	(1,220)
Impairment of receivables	—	—	2,696	—
Reclassified from equity on impairment of available-for-sale investments (note 21)	3,681	2,546	37,237	3,936
	17,048	(3,620)	51,554	77
Net finance expense (income)	$20,436	$(3,650)	$59,317	$(611)

Other finance expenses for the three and nine months ended September 30, 2012 relates mainly to amounts associated with efforts to arrange financing for the development projects. Interest expense includes capitalized interest related to the senior unsecured notes and other financial liabilities (notes 14, 15)

During the three and nine months ended September 30, 2012, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $3,681 and $37,237, respectively, from the available-for-sale reserve within equity to the income statement.

During the nine months ended September 30, 2012, the Group recognized an impairment loss of $2,696 related to a non-trade receivable.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

8.                   Trade and other receivables

	Sep. 30, 2012	Dec. 31, 2011
Current
Trade receivables	$46,036	$27,405
Embedded derivatives - provisional pricing	6,541	(1,407)
Statutory receivables	6,562	8,325
Other receivables	2,227	6,063
	61,366	40,386
Less: allowance for bad debts	—	(77)
	61,366	40,309
Non-current
Statutory receivables - Peruvian sales tax	23,595	5,212
Total	$84,961	$45,521

9.                   Inventories

	Sep. 30, 2012	Dec. 31, 2011
Current
Work in progress	$17,317	$4,362
Finished goods	53,000	58,730
Materials and supplies	15,454	14,058
	85,771	77,150
Non-current
Materials and supplies	5,429	5,721
Total	$91,200	$82,871

During the nine months ended September 30, 2012, the Group recognized an expense of $16,805 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value (three months ended September 30, 2012 - $1,482). For zinc inventories sold during the period, the related cost of sales were $19,935 less than they would have been had write-downs not been recognized (three months ended September 30, 2012 - $6,117). As a result, for the nine months ended September 30, 2012, the net impact on cost of sales, related to zinc inventory write-downs, was a decrease of $3,130 (three months ended September 30, 2012 — decrease of $4,635).

In addition, the cost of inventories recognized as an expense and included in cost of sales amounted to $69,967 and $257,025 for the three and nine months ended September 30, 2012, respectively (three and nine months ended September 30, 2011 - $94,072 and $272,953, respectively).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

10.            Other financial assets

	Sep. 30, 2012	Dec. 31, 2011
Current
Derivative assets	$2,453	$3,112

Non-current
Available-for-sale investments	84,831	98,279
Investments at fair value through profit or loss	1,543	2,090
Derivative assets	701	132
Restricted cash	—	1,692
	87,075	102,193
	$89,528	$105,305

Derivative assets

Derivative assets consist of cash flow hedges and non-hedge derivatives. See note 23b for further descriptions of the Group’s cash flow hedges, which expired in July 2012, and non-hedge derivatives.

Available-for-sale investments

Available for sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the quarter, the Group recognized impairment losses on available-for-sale investments (note 7e).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

The following table summarizes the change in available-for-sale investments:

Balance, January 1, 2011	$104,990
Additions	34,422
Increase from remeasurement to fair value	9,287
Reclassification upon acquisition of control of Hudbay Peru	(5,164)
Balance, March 31, 2011	143,535
Additions	8,383
Decrease from remeasurement to fair value	(21,366)
Balance, June 30, 2011	130,552
Additions	955
Decrease from remeasurement to fair value (note 21)	(34,126)
Balance, September 30, 2011	97,381
Additions	3,811
Decrease from remeasurement to fair value	(2,913)
Balance, December 31, 2011	98,279
Additions	4,065
Decrease from remeasurement to fair value	(6,213)
Balance, March 31, 2012	96,131
Decrease from remeasurement to fair value (note 21)	(31,697)
Balance, June 30, 2012	64,434
Increase from remeasurement to fair value (note 21)	20,397
Balance, September 30, 2012	$84,831

Credit facility, letters of credit and restricted cash

On November 3, 2010, Hudbay arranged a US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s non-Peruvian material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at September 30, 2012, the Group had outstanding letters of credit in the amount of $64,470 (December 31, 2011 - $61,954). Restricted cash of $1,636 has been reclassified to assets held for sale (note 5).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

11.    Property, plant and equipment

		Accumulated
		depreciation and	Carrying
Sep. 30, 2012	Cost	amortization	amount

Exploration and evaluation assets	$33,826	$—	$33,826
Capital works in progress	1,103,850	—	1,103,850
Mine development	393,392	(327,544)	65,848
Plant and equipment	591,741	(284,958)	306,783
	$2,122,809	$(612,502)	$1,510,307

		Accumulated
		depreciation and	Carrying
Dec. 31, 2011	Cost	amortization	amount
Exploration and evaluation assets	$36,994	$—	$36,994
Capital works in progress	786,844	(312)	786,532
Mine development	378,335	(308,235)	70,100
Plant and equipment	576,898	(267,479)	309,419
	$1,779,071	$(576,026)	$1,203,045

As at March 31, 2012, the Group determined that the Reed copper project reached the end of the exploration and evaluation phase. At that time, the Group had completed a pre-feasibility study, some of the resources had been converted to reserves, and management had determined it was probable the project will be developed into a mine. Effective April 1, 2012, the carrying value of exploration and evaluation assets related to the Reed project was reclassified to capital works in progress, and the Group is capitalizing subsequent costs to develop the project.

12.    Goodwill

As at September 30, 2012, the Group conducted its annual goodwill impairment test on the South America business unit to which goodwill has been assigned. The recoverable amount (fair value less cost to sell) of the cash-generating unit exceeded its carrying value, and therefore the Group concluded the goodwill was not impaired.

13.    Other liabilities

	Sep. 30, 2012	Dec. 31, 2011
Current portion of
Pension obligations	$—	$6,553
Other employee benefits	3,521	3,513
Provisions (note 17)	7,212	4,434
Other	17,997	—
	$28,730	$14,500

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

14.    Other financial liabilities

	Sep. 30, 2012	Dec. 31, 2011
Current
Derivative liabilities	$160	$1,159
Other financial liabilities at amortized cost	22,264	—
	22,424	1,159
Non-current
Other financial liabilities at amortized cost	21,953	—
	$44,377	$1,159

In March 2012, Hudbay entered into two agreements with communities near the Constancia project in Peru pursuant to which Hudbay acquired rights to extract minerals over the useful life of the Constancia project, defined to be a minimum of fifteen years. The Group recognized a liability and a corresponding asset, which has been presented in capital works in progress within property, plant and equipment, together with capitalized costs of the Constancia project. As a result of negotiations, one of the community agreements increased by $2,350 in the three months ended September 30, 2012.

In June 2012, Hudbay entered into an additional agreement with one of the communities near the Constancia project, which allows the Group to carry out exploration and evaluation activities in the area for a minimum period of three years. The Group recognized the related liability and a corresponding exploration and evaluation expense.

These liabilities were recorded at fair value upon initial recognition, which the Group determined using a discounted cash flow analysis based on expected cash flows and a credit-adjusted discount rate. In making this determination, the Group applied estimates in determining the appropriate discount rate, as well as the timing and amount of future cash flows under the agreements. Subsequent to initial recognition, the Group measures such liabilities at amortized cost using the effective interest method.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

15.    Long term debt

	Sep. 30, 2012	Dec. 31, 2011
Principal	$491,600	$—
Transaction costs	(16,038)	$—
	475,562	—

On September 13 2012, Hudbay issued US$500,000 aggregate principal amount of 9.50% senior unsecured notes (the “Notes”) due October 1, 2020 pursuant to a private placement offering.

The Notes were priced at 100% of their face value, yielding proceeds of US$484,000 ($475,000) net of directly attributable transaction costs. The Notes have been classified as financial liabilities at amortized cost and accounted for initially at fair value net of transaction costs and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds of the offering will be used to fund the development of the Constancia project, interest costs will be capitalized to project assets during the development phase of this project.

The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries, which include subsidiaries that own the Constancia project. The Notes also contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to the Group’s financial performance, there are transaction-based restrictive covenants that limit the Group’s ability to incur additional indebtedness in certain circumstances. In addition, the Group’s ability to make restricted payments, including dividend payments, is subject to the compliance with certain covenants which require either the generation of sufficient net earnings or, in the case of semi-annual dividend payments in an amount not exceeding US$20 million, the maintenance of a ratio of consolidated debt to earnings before income tax and depreciation and amortization of 2.50 to 1.00 or less.

At any time prior to October 1, 2016, Hudbay may redeem the Notes, in whole but not in part, at a redemption price equal to 100.000% of the aggregate principal amount of the Notes plus an amount equal to the greater of (i) 1% of the principal amount of the Notes to be redeemed and (ii) the excess, if any, of (a) the present value as of the date of redemption of the October 1, 2016 redemption price of the Notes (as described below) plus required interest payments through October 1, 2016 over (b) the then outstanding principal amount of such Notes, plus, in either case, accrued and unpaid interest.

On or after October 1, 2016, Hudbay may redeem the Notes, at its option in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on October 1 of each of the years indicated below:

Year	Percentage
2016	104.750%
2017	102.375%
2018 and thereafter	100.000%

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

In addition, Hudbay may redeem up to 35% of the Notes prior to October 1, 2015 with the net cash proceeds from certain equity offerings at a redemption price equal to 109.500% of the aggregate principal amount thereof, plus accrued and unpaid interest.

16.    Deferred revenue

On September 28, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Group will receive aggregate deposit payments of US$750,000 against delivery of 100% of payable gold and silver from Hudbay’s 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project.

In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group will receive cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group received an upfront payment of US$500,000 ($491,600) in September 2012 and will receive the remaining US$250,000 in two equal installments once the Constancia project incurs capital expenditures of US$500,000 and US$1,000,000, respectively.

The Group recorded the upfront deposit received as deferred revenue and will recognize amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the income statement on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

The following table summarized changes in deferred revenue:

Balance, January 1, 2012	$—
Upfront deposit received	491,600
Less: estimated current portion	81,425
Balance, September, 30 2012	410,175

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

17.    Provisions

	Decommiss-ioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Reflected in the balance sheets as follows:
Sep. 30, 2012
Current (note 13)	$910	$3,117	$2,807	$378	$7,212
Non-current	135,604	—	2,320	—	137,924
	$136,514	$3,117	$5,127	$378	$145,136
Dec. 31, 2011
Current (note 13)	$1,524	$2,415	$—	$495	$4,434
Non-current	144,558	—	2,746	—	147,304
	$146,082	$2,415	$2,746	$495	$151,738

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

18.    Income and mining taxes

(a)     Tax expense:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Tax expense based on:
Current:
Taxable income	$54	$12,333	$171	$35,903
Taxable mining profits	6,674	(3,493)	21,847	16,770
Adjustments in respect of prior years	—	—	(16,212)	—
	6,728	8,840	5,806	52,673
Deferred:
Income taxes - origination and reversal of temporary difference	3,471	13,617	24,893	15,575
Mining taxes - origination and reversal of temporary difference	899	12,038	3,166	12,741
Peruvian mining tax - origination and reversal of temporary difference	—	19,009	5,760	19,009
Benefit arising from previously unrecognized tax loss, or temporary difference	—	21	—	(1,696)
Adjustments in respect of prior years	—	—	17,797	—
	4,370	44,685	51,616	45,629

	$11,098	$53,525	$57,422	$98,302

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

(b)     Deferred tax assets and liabilities as represented on the balance sheets:

	Sep. 30, 2012	Dec. 31, 2011
Deferred income tax asset	$14,895	$12,277
Deferred mining tax asset - Canada	—	1,063
	14,895	13,340
Deferred income tax liability	(211,297)	(170,381)
Deferred mining tax liability - Canada	(2,102)	—
Deferred mining tax liability - Peru	(24,150)	(19,282)
	(237,549)	(189,663)
Net deferred tax liability balance, end of period	$(222,654)	$(176,323)

(c)     Changes in deferred tax assets and liabilities:

	Nine months ended
	September 30
	2012	2011
Net deferred tax (liability) asset balance, beginning of period	$(176,323)	$8,104
Deferred tax expense	(51,616)	(45,629)
OCI transactions (note 21)	—	5,455
Purchase price adjustment	—	(128,836)
Foreign currency translation on Hudbay Peru deferred tax liability	5,285	(10,521)
Other	—	11
Net deferred tax liability balance, end of period	$(222,654)	$(171,416)

(d)     Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances. In addition, as a result of the positive tax ruling in the second quarter of 2012 from the Canada Revenue Agency with respect to the “New Mine” status for the Lalor project for income tax purposes, the Group recognized an increase in taxes receivable due to income tax credits (“ITCs”) recorded of $14,415 and a reduction of prior year taxes owing of $18,196 as a result of accelerated depreciation of prior year tax pools.

(e)     Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

19.            Share capital

(a)               Preference shares:

Authorized:                       Unlimited preference shares without par value

(b)               Common shares:

Authorized:                       Unlimited common shares without par value

Issued and fully paid:

	Nine months ended		Year ended
	Sep. 30, 2012		Dec. 31, 2011
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of period	171,937,665	$1,020,126	149,431,339	$642,161
Exercise of stock options	33,622	249	30,622	216
Share issue costs, net of tax	—	—	—	(239)
Issued - acquisition of Hudbay Peru	—	—	20,372,986	345,119
Issued - acquisition of non-controlling interest	—	—	2,102,718	32,869
Balance, end of period	171,971,287	$1,020,375	171,937,665	$1,020,126

In the period, the Company declared semi-annual dividends of $0.10 per share. The Company paid $17,195 and $17,197 on March 7, 2012 and September 28, 2012 to shareholders of record as of March 20, 2012 and September 14, 2012, respectively.

In 2011, the Company paid $17,152 and $17,194 on March 31, 2011 and September 30, 2012 to shareholders of record as of March 31, 2011 and September 15, 2011, respectively.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

20.            Earnings per share data

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Weighted average common shares outstanding Basic	171,965,924	171,905,912	171,955,741	166,490,423
Plus net incremental shares from assumed conversion: stock options	245,446	442,299	278,656	597,738
Diluted weighted average common shares outstanding	172,211,370	172,348,211	172,234,397	167,088,161

The determination of the diluted weighted-average number of common shares excludes 2,470,157 and 1,972,569 shares related to stock options that were anti-dilutive for the three and nine months ended September 30, 2012, respectively (three and nine months ended September 30, 2011 - 51,957 and 669,495 shares, respectively).

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares, as if the diluted weighted average number of share was used; the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the three and nine months ended September 30, 2012, the Group calculated diluted loss per share using 171,965,924 common shares and 171,955,741 common shares, respectively. For the three and nine months ended September 30, 2011, the Group calculated diluted loss per share using 171,905,912 common shares and 166,490,423 common shares, respectively, except for profit from continuing operations per share.

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
(Loss) profit from continuing operations attributable to:
Owners of the Company	$(5,655)	$(14,474)	$(26,135)	$45,642
Non-controlling interests	(483)	(1,578)	(2,473)	(4,732)
	$(6,138)	$(16,052)	$(28,608)	$40,910
Loss from discontinued operations attributable to:
Owners of the Company	$—	$(25,031)	$—	$(235,270)
Non-controlling interests	—	—	—	(3,514)
	$—	$(25,031)	$—	$(238,784)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

21.            Other comprehensive income (loss) (“OCI”)

	Three months ended Sep. 30, 2012			Three months ended Sep. 30, 2011
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net exchange gain (loss) on translation of foreign operations	$(21,651)	$—	$(21,651)	$45,728	$—	$45,728
Transfer to income statement on disposal of foreign operations (note 6)	—	—	—	20,416	—	20,416
	(21,651)	—	(21,651)	66,144	—	66,144
Available-for-sale
Change in fair value of available-for-sale investments (note 10)	20,397	—	20,397	(34,126)	4,279	(29,847)
Transfer to income statement on impairment of investments (note 7e)	3,681	—	3,681	2,546	(320)	2,226
	24,078	—	24,078	(31,580)	3,959	(27,621)
Cash flow hedge
Effective portion of change in fair value of cash flow hedges	52	(14)	38	3,601	(1,047)	2,554
Transfer to income statement as hedged transactions occurred (note 7a)	(664)	207	(457)	(170)	19	(151)
	(612)	193	(419)	3,431	(1,028)	2,403
Total OCI (loss)	$1,815	$193	$2,008	$37,995	$2,931	$40,926

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

	Nine months ended Sep. 30, 2012			Nine months ended Sep. 30, 2011
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net exchange gain (loss) on translation of foreign operations	$(20,364)	$—	$(20,364)	$31,349	$—	$31,349
Transfer to income statement on disposal of foreign operations (note 6)	—	—	—	20,416	—	20,416
	(20,364)	—	(20,364)	51,765	—	51,765
Available-for-sale
Change in fair value of available-for-sale investments	(17,513)	—	(17,513)	(46,205)	5,795	(40,410)
Transfer to income statement on impairment of investments (note 7e)	37,237	—	37,237	3,936	(492)	3,444
Transfer to income statements on sale of investments (note 7e)	—	—	—	(1,220)	152	(1,068)
	19,724	—	19,724	(43,489)	5,455	(38,034)
Cash flow hedges
Effective portion of change in fair value of cash flow hedges	(544)	146	(398)	6,041	(1,741)	4,300
Transfer to income statements as hedged transactions occurred (note 7a)	(1,947)	528	(1,419)	(231)	4	(227)
	(2,491)	674	(1,817)	5,810	(1,737)	4,073
Total OCI (loss)	$(3,131)	$674	$(2,457)	$14,086	$3,718	$17,804

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the income statements:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Revenue (note 7a)	$664	$170	$1,947	$231
Other finance losses (note 7e)	(3,681)	(2,546)	(37,237)	(2,716)
Discontinued operations (note 6)	—	(20,416)	—	(20,416)
Tax expense	(207)	301	(528)	336
	$(3,224)	$(22,491)	$(35,818)	$(22,565)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

22.            Non-controlling interests

Prior to the disposition of the Fenix project on September 9, 2011, the Group owned 98.2% of Compañía Guatemalteca de Níquel (“CGN”). As a result of the disposition, the Group is no longer required to account for the related non-controlling interest.

Hudbay owns 51% of the Back Forty project in accordance with a subscription, option and joint venture agreement with Aquila Resources Inc. (“Aquila”). Hudbay has control over the Back Forty project and accordingly consolidates the Back Forty project in its consolidated financial statements. Hudbay suspended its exploration and evaluation activities at the Back Forty project effective July 3, 2012.

In accordance with a joint venture agreement with VMS Ventures Inc. (“VMS”), Hudbay owns 70% of the Reed copper project and the two claims immediately to the south. Hudbay has control over the project and accordingly consolidates the Reed copper project in its consolidated financial statements. The Reed copper project entered the development phase effective April 1, 2012.

The Group acquired 90.5% of Hudbay Peru on March 1, 2011 and increased its ownership throughout 2011, resulting in a 100% ownership interest as at September 30, 2011.

		Back Forty	Reed
	CGN	Project	Project	Hudbay Peru	Total
Balance, January 1, 2011	$1,129	$8,030	$263	$—	$9,422
Share of assets acquired	—	—	—	9,446	9,446
Acquisition of non-controlling interest	—	—	—	(9,469)	(9,469)
Share of OCI	—	252	—	—	252
Share of net (loss) profit	(3,514)	(3,702)	(1,052)	23	(8,245)
Disposition of subsidiary	2,385	—	—	—	2,385
Balance, September 30, 2011	—	4,580	(789)	—	3,791
Acquisition of non-controlling
Share of OCI	—	(148)	—	—	(148)
Share of net loss	—	(1,339)	(109)	—	(1,448)
Balance, December 31, 2011	—	3,093	(898)	—	2,195
Share of OCI	—	(159)	—	—	(159)
Share of net loss	—	(2,035)	(438)	—	(2,473)
Balance, September 30, 2012	$—	$899	$(1,336)	$—	$(437)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

23.            Financial instruments

(a)               Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Sep. 30, 2012		Dec. 31, 2011
	Fair Value	Carrying value	Fair Value	Carrying value
Financial assets
Loans and receivables
Cash and cash equivalents (1)	$1,498,981	$1,498,981	$899,077	$899,077
Restricted cash(1)	—	—	1,692	1,692
Trade and other receivables(1) (2)	48,263	48,263	33,391	33,391
Fair value through profit or loss
Trade and other receivables - embedded derivatives(3)	6,541	6,541	(1,407)	(1,407)
Non-hedge derivative assets(3)	3,154	3,154	36	36
Investments at FVTPL(4)	1,543	1,543	2,090	2,090
Designated in cash flow hedges
Hedging derivative assets(3)	—	—	3,076	3,076
Available-for-sale
Available-for-sale investments(4)	84,831	84,831	98,279	98,279
	1,643,313	1,643,313	1,036,234	1,036,234
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables(1) (2)	145,714	145,714	158,708	158,708
Other financial liabilities(5)	41,503	44,217	—	—
Long term debt(6)	514,951	475,562	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives(3)	1,466	1,466	35	35
Non-hedge derivative liabilities(3)	160	160	1,159	1,159
	703,794	667,119	159,902	159,902
Net financial assets	$939,519	$976,194	$876,332	$876,332

(1)          Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(2)          Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

(3)          Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

(4)          Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

(5)          These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 14).  Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

(6)          Fair value of the long-term debt (note 15) has been determined using the quoted market price at the period end. The fair value is calculated on the full value of the debt, while the carrying value is net of transaction costs.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                       Level 1:                                        Quoted prices in active markets for identical assets or liabilities;

•                       Level 2:                                        Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                       Level 3:                                      Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2012	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$6,541	$—	$6,541
Non-hedge derivatives	—	3,154	—	3,154
Investments at FVTPL	—	1,543	—	1,543
Available-for-sale investments	82,831	—	2,000	84,831
	82,831	11,238	2,000	96,069
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	1,466	—	1,466
Non-hedge derivatives	—	160	—	160
	$—	$1,626	$—	$1,626

December 31, 2011	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(1,407)	$—	$(1,407)
Non-hedge derivatives	—	36	—	36
Investments at FVTPL	—	2,090	—	2,090
Hedging derivatives	—	3,076	—	3,076
Available for sale investments	94,279	—	4,000	98,279
	94,279	3,795	4,000	102,074
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	35	—	35
Non-hedge derivatives	—	1,159	—	1,159
	$—	$1,194	$—	$1,194

There were no transfers between levels during the period.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

(b)               Derivatives and hedging:

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At September 30, 2012, the Group held contracts for forward zinc purchases of 15,466 tonnes (December 31, 2011 - 8,011 tonnes) that related to forward customer sales of zinc. Prices ranged from US$2,064 to US$2,180 per tonne (December 31, 2011 - US$1,757 to US$2,209), and settlement dates extended out up to January 2014.

Cash flow hedging derivatives

In 2009, the Group entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. The risk management objective for these hedging relationships was to mitigate the impact on the Group of fluctuating zinc prices and exchange rates. Cash flow hedge accounting was applied to the hedging relationships. Gains and losses reclassified from the cash flow hedge reserve to revenue are presented in note 21. These contracts expired in July 2012. No further amounts remain in the Group’s hedging reserve.

(c)               Embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

At September 30, 2012, the Group’s net position consisted of contracts awaiting final pricing for sales of 11,308 tonnes of copper (nine months ended September 30, 2011 - 2,557 tonnes), purchases of 8,037 tonnes of zinc (nine months ended September 30, 2011 - 7,074 tonnes), sales of 9,659 ounces of gold (nine months ended September 30, 2011 - 1,507 ounces) and sales of 73,523 ounces of silver (nine months ended September 30, 2011 - 20,862 ounces).

As at September 30, 2012, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of US$3.72/lb (2011 - US$3.18/lb), US$1,772/oz (2011 - US$1,621/oz) and US$34.53/oz (2011 - US$30.06/oz), respectively.

24.            Commitments and contingencies

As at September 30, 2012, the Group had outstanding capital commitments of approximately $90,479 primarily related to its Lalor and Reed projects, of which approximately $26,731 cannot be terminated by the Group; and approximately $318,651 in Peru, primarily related to its Constancia project, of which approximately $111,873 cannot be terminated by the Group.

25.            Supplementary cash flow information

As at September 30, 2012 and December 31, 2011 the Group had no cash equivalents.

(a)               Change in non-cash working capital:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Change in:
Trade and other receivables	$(11,070)	$(20,414)	$(23,606)	$36,187
Inventories	(19,001)	6,333	(10,654)	6,004
Prepaid expenses and other current assets	349	43	5,415	(854)
Trade and other payables	7,979	35,522	(17,365)	7,501
Change in taxes payable/receivable	(2,553)	(9,046)	(56,683)	(32,653)
Taxes - ITC	(2,159)	(580)	(19,011)	(3,051)
Provisions and other liabilities	14,212	2,172	14,200	(28,137)
	$(12,243)	$14,030	$(107,704)	$(15,003)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

(b)               Non-cash transactions:

During the nine months ended September 30, 2012, the Group entered into the following non-cash investing and financing activities which are not reflected in the statements of cash flows:

•                      The Group recognized property, plant and equipment of $66,245 and recognized financial liabilities of $69,368 related to agreements with communities near the Constancia project relating to the acquisition of rights to extract minerals and the ability to explore the land. During the period payments of $26,883 were made, which are included in acquisition of property, plant and equipment in the statement of cash flows.

•                      Remeasurements of the Group’s decommissioning and restoration liabilities as at September 30, 2012, led to increases in related property, plant and equipment assets of $8,527 primarily as a result of discount rate changes. For the nine months ended September 30, 2011, such remeasurements led to increases in property, plant and equipment assets of $20,117.

•                      Property, plant and equipment included $65,889 of additions which were not yet paid for as at September 30, 2012 (December 31, 2011 - $23,964). These purchases will be reflected in the statements of cash flows in the periods payment is made.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

26.            Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), gold, silver, zinc and other metals. The South America segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011, Hudbay Chile, Hudbay Colombia and Hudbay Panama. The “Other” segment includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator and the Michigan segment which includes the Back Forty property and other exploration properties. The Balmat mine suspended operations in August 2008, and Hudbay reclassified the assets and liabilities of the segment to assets held for sale effective June 30, 2012 (note 5). The Michigan segment suspended exploration and evaluation activities in July 2012. The Group previously disclosed HMI Nickel as a segment; however, upon selling the Fenix project in September 2011 (note 6), Hudbay reclassified these activities to loss from discontinued operations. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Three months ended September 30, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$144,659	$—	$—	$—	$144,659
Cost of sales
- mine operating costs	81,657	—	—	—	81,657
- depreciation and amortization	15,032	—	—	—	15,032
Gross profit	47,970	—	—	—	47,970
Selling and administrative expenses	338	—	—	9,509	9,847
Exploration and evaluation	3,220	4,550	1,056	354	9,180
Other operating income	(203)	—	—	(99)	(302)
Other operating expenses	1,706	1,188	955	—	3,849
Results from operating activities	$42,909	$(5,738)	$(2,011)	$(9,764)	$25,396
Finance income					(1,111)
Finance expenses					4,499
Other finance losses					17,048
Profit before tax					4,960
Tax expense					11,098
Loss from continuing operations					(6,138)
Loss from discontinued operations					—
Loss for the period					$(6,138)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

Three months ended September 30, 2011

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$212,335	$—	$—	$—	$212,335
Cost of sales
- mine operating costs	120,790	—	—	—	120,790
- depreciation and amortization	27,166	—	—	—	27,166
- impairment loss	5,878	—	—	—	5,878
Gross profit	58,501	—	—	—	58,501
Selling and administrative expenses	601	—	—	6,996	7,597
Exploration and evaluation	7,940	2,697	3,026	391	14,054
Other operating income	(226)	—	—	(237)	(463)
Other operating expenses	677	(314)	3,098	29	3,490
Results from operating activities	$49,509	$(2,383)	$(6,124)	$(7,179)	$33,823
Finance income					(1,866)
Finance expenses					1,836
Other finance gain					(3,620)
Profit before tax					37,473
Tax expense					53,525
Loss from continuing operations					(16,052)
Loss from discontinued operations					(25,031)
Loss for the period					$(41,083)

Nine months ended September 30, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$521,555	$—	$—	$—	$521,555
Cost of sales
- mine operating costs	310,290	—	—	—	310,290
- depreciation and amortization	55,145	—	—	—	55,145
Gross profit	156,120	—	—	—	156,120
Selling and administrative expenses	1,114	—	—	26,790	27,904
Exploration and evaluation	12,869	12,227	6,412	1,110	32,618
Other operating income	(498)	(24)	(4)	(297)	(823)
Other operating expenses	1,887	3,112	2,882	409	8,290
Results from operating activities	$140,748	$(15,315)	$(9,290)	$(28,012)	$88,131
Finance income					(4,977)
Finance expenses					12,740
Other finance losses					51,554
Profit before tax					28,814
Tax expense					57,422
Loss from continuing operations					(28,608)
Loss from discontinued operations					—
Loss for the period					$(28,608)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

September 30, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Total assets	$1,559,489	$943,066	$23,787	$922,625	$3,448,967
Total liabilities	913,838	269,748	21,152	493,606	1,698,344
Property, plant and equipment	699,297	786,003	20,826	4,181	1,510,307

Nine months ended September 30, 2012

Additions to property, plant and equipment(1):	$166,871	$159,636	$1,664	$112	$328,283
Additions to other non-current assets (intangibles)	1,446	—	—	—	1,446

(1) Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 25.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2012

Nine months ended September 30, 2011

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$636,503	$—	$—	$—	$636,503
Cost of sales
- mine operating costs	341,725	—	—	—	341,725
- depreciation and amortization	78,624	—	—	—	78,624
- impairment	5,878	—	—	—	5,878
Gross profit	210,276	—	—	—	210,276
Selling and administrative expenses	1,882	—	—	27,894	29,776
Exploration and evaluation	20,698	6,148	9,089	645	36,580
Other operating income	(2,777)	—	—	(237)	(3,014)
Other operating expenses	2,435	78	5,083	737	8,333
	$188,038	$(6,226)	$(14,172)	$(29,039)	$138,601
Finance income					(5,990)
Finance expenses					5,302
Other finance losses					77
Profit before tax					139,212
Tax expense					98,302
Profit from continuing operations					40,910
Loss from discontinued operations					(238,784)
Loss for the period					$(197,874)

December 31, 2011

Total assets(1)	$1,011,146	$675,744	$23,040	$738,890	$2,448,820
Total liabilities(1)	436,659	154,903	20,864	21,036	633,462
Property, plant and equipment(1)	588,775	588,532	19,773	5,965	1,203,045

Nine months ended September 30, 2011

Additions to property, plant and equipment(2):
- continuing operations	$130,916	$18,768	$3,607	$4,815	$158,106
- discontinued operations	—	—	7,163	—	7,163
Additions to other non-current assets (intangibles)	4,781	—	—	—	4,781

(1) Other includes amounts related to discontinued operations.

(2) Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 25.